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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.            )1

AROS CORPORATION
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)

03746E 10 2
(CUSIP Number)

March 31, 2000
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

        ☐ Rule 13d-1(b)

        ☒ Rule 13d-1(c)

        ☐ Rule 13d-1(d)

        1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 293562 10 4

1.
NAME OF REPORTING PERSONS
 Edwards Lifesciences LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 36-4345053
NAME OF REPORTING PERSONS
 Edwards Lifesciences Corporation
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
36-4316614

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	5.	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER 573,346
OWNED BY EACH
REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH
	8.	SHARED DISPOSITIVE POWER 573,346

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 573,346

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
Not Applicable.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.39%

12.	TYPE OF REPORTING PERSON
Edwards Lifesciences LLC: OO Edwards Lifesciences Corporation: CO

        This Schedule 13G relates to the holdings of Edwards Lifesciences LLC, a Delaware limited liability company ("Edwards"), of 573,346 shares (the "Shares") of common stock, $0.01 par value per share, of Aros Corporation, a Delaware corporation. On March 31, 2000, the Shares were transferred to Edwards in connection with the spin-off by Baxter International Inc. of Edwards Lifesciences Corporation, a Delaware corporation and owner of 100% of the equity interests of Edwards.

Item 1(a).    Name of Issuer:

  Aros Corporation (the "Company")

Item 1(b).    Address of Issuer's Principal Executive Offices:

  1160 Hayman Drive
  Crownsville, Maryland 21032

Item 2(a).    Name of Person Filing:

  This statement is being filed by Edwards Lifesciences LLC, a Delaware limited liability company, and Edwards Lifesciences Corporation, a Delaware corporation and the owner of 100% of the outstanding equity interests of Edwards.

Item 2(b).    Address of Principal Business Office or, if None, Residence:

  One Edwards Way
  Irvine, California 92614

Item 2(c).    Citizenship:

  Delaware

Item 2(d).    Title of Class of Securities:

  Common Stock, par value $.01 per share, of the Company (the "Common Stock")

Item 2(e).    CUSIP Number:

  03746E 10 2

Item 3.    If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the persons filing are:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3 (a) (6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3 (a) (19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment advisor in accordance with Rule 13d-1 (b) (1) (ii) (E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b) (1) (ii) (F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1 (b) (1) (ii) (G);
(h)	☐	A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section (c) (14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1 (b) (1) (ii) (J);

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.    Ownership.

  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)
  Amount beneficially owned:

      573,346 shares of Common Stock

  (b)
  Percent of class:

      6.39%    (based on 8,966,966 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)

  (c)
  Number of shares as to which such person has:
  (i)
  Sole power to vote or to direct the vote—0

  (ii)
  Shared power to vote or direct the vote—573,346

  (iii)
  Sole power to dispose or to direct the disposition of—0

  (iv)
  Shared power to dispose or to direct the disposition of—573,346

Item 5.    Ownership of Five Percent or Less of a Class.

  NOT APPLICABLE

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

  NOT APPLICABLE

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

  NOT APPLICABLE

Item 8.    Identification and Classification of Members of the Group.

  NOT APPLICABLE

Item 9.    Notice of Dissolution of Group.

  NOT APPLICABLE

Item 10.    Certification.

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2002
EDWARDS LIFESCIENCES LLC

/s/ JAY P. WERTHEIM (Signature)

Jay P. Wertheim, Assistant Secretary (Name/Title)

EDWARDS LIFESCIENCES CORPORATION

/s/ MARGARET T. MILES (Signature)

Margaret T. Miles, Assistant Secretary (Name/Title)

Exhibit Index

        Exhibit I        Agreement of Joint Filing

Agreement of Joint Filing

        Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Date: March 8, 2002
EDWARDS LIFESCIENCES LLC

/s/ JAY P. WERTHEIM (Signature)

Jay P. Wertheim, Assistant Secretary (Name/Title)

EDWARDS LIFESCIENCES CORPORATION

/s/ MARGARET T. MILES (Signature)

Margaret T. Miles, Assistant Secretary (Name/Title)

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SIGNATURE
Exhibit Index
Agreement of Joint Filing